Exhibit 2.2

Supplement to Share Purchase Agreement

This Supplement (the “Supplement”) is made and entered into as of March 16, 2026 (the “Supplement Effective Date”) by and among (i) 4M Defense Ltd., a company registered in the State of Israel with company registration no. 515392660 (the “Company”); (ii) Chirokka Holding Ltd., a company registered in the State of Israel with company registration no. 515330116 (“HoldCo”); (iii) Mr. Nir Cohen, holder of Israeli I.D. 39826896 (“Nir” or the “Seller”); and (iv) Ondas Inc., a Nevada Corporation (“Buyer”). Each of the foregoing parties shall be referred to hereunder as a “Party”, and jointly, the “Parties”.

WHEREAS, the Parties entered into that certain Share Purchase Agreement, dated October 24, 2025 (the “Agreement”);

WHEREAS, Nir desires to sell, convey, assign, transfer and deliver to Buyer, and Buyer desires to purchase, acquire and accept from Nir, all of the additional Shares (as defined in the Agreement) of HoldCo still held by Nir on the terms and subject to the conditions set forth in this Supplement and following the consummation of the transactions contemplated hereby Buyer will own 100% of Holdco’s Share Capital on a Fully Diluted Basis;

NOW, THEREFORE, in consideration of the premises contained herein and intending to be legally bound, the parties agree as follows:

1.	Definitions. All capitalized terms herein not otherwise defined shall have the meaning ascribed to them in the Agreement.

2.	The Transaction. Upon and subject to the consummation of the Additional Closing (as defined below), Nir shall sell and transfer to Buyer, and Buyer shall purchase and acquire from Nir, 30 ordinary shares of HoldCo, constituting as of the date hereof 30% of the Share Capital on a Fully Diluted Basis (the “Additional Shares”), free and clear of any and all Liens, for the right to receive shares of Buyer Common Stock having an aggregate value equal to US$5,000,000 (the “Additional Consideration”), payable (in each case, without interest, subject to the exchange procedures and limitations set forth in the Agreement) as follows: (i) shares of Buyer Common Stock having an aggregate value equal to US$3,600,000 shall be issued at the Additional Closing (the “Additional Closing Stock Consideration”); and (ii) subject to the Earn Out Payment Conditions, shares of Buyer Common Stock having an aggregate value equal to US$1,400,000 shall be issued on the date that is twenty-four (24) months following the Additional Closing Date (the shares issued thereon, the “Earn Out Payment”). The number of shares of Buyer Common Stock issuable on each applicable payment date shall be determined by dividing the applicable Dollar amount by the VWAP calculated as of the date hereof.

“Earn Out Payment Conditions” shall mean, (i) the Company reaching an increase of at least 30% of its annual revenues as determined in accordance with GAAP in the Company’s audited yearly financials for the fiscal year of 2026 compared to 2025; and (ii) the Company reaching an increase of at least 30% of its annual revenues as determined in accordance with GAAP in the Company’s audited yearly financials for the fiscal year of 2027 compared to 2026.

3.	Additional Closing. The exchange of documents and signatures shall take place remotely on the date that is two (2) Business Days after satisfaction or waiver of the conditions set forth in this Supplement, at such time and place as Nir and Buyer shall determine (which time and place are designated as the “Additional Closing”, and such date the “Additional Closing Date”). At the Additional Closing, the following actions shall occur, all of which shall be deemed to have occurred simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all such required documents delivered):

3.1.	At the Additional Closing, Nir shall deliver to Buyer: (i) duly executed share transfer deed evidencing the sale and transfer of the Additional Shares, free and clear of any Lien, to Buyer; and (ii) a duly issued share certificate (or lost certificate affidavit or other evidence of ownership).

3.2.	At the Additional Closing, Buyer shall deliver to Nir: the Additional Closing Stock Consideration by issuance and delivery in book-entry form in accordance with the Agreement and applicable securities Laws (through the Paying Agent in accordance with Section 2.5 of the Agreement, mutatis mutandis). For avoidance of doubt, each portion of the Additional Consideration hereunder shall be Tradable (including for resale) as of the applicable Closing Date, without any limitations, requirements, or other contractual or regulatory restrictions.

“Tradable” means Additional Consideration to be registered for resale pursuant to the Securities Act as of the date of such issuance, with no lock-up restrictions imposed by the issuer thereof, other than the limitations specified in the Registration Rights Agreement.

3.3.	As a condition precedent to the Additional Closing, Buyer, the Company, HoldCo, Nir and the Paying Agent shall have entered into a new paying agent agreement with IBI Trusts Ltd. (the “Paying Agent”) (the “New Paying Agent Agreement”), which shall provide for the payment to the Paying Agent of the Additional Consideration to be paid in Buyer Common Stock to Nir, subject to the withholding provisions as set forth in this Supplement and, to the extent applicable, the Agreement, and the New Paying Agent Agreement shall be in form and substance reasonably acceptable to Buyer and Nir.

4.	Earn Out Closing. Subject to the fulfillment of the Earn Out Closing Conditions, the payment by Buyer of the Earn Out Payment shall take place remotely on the second anniversary of the Additional Closing Date (which time and place are designated, in each case as an “Earn Out Closing”, and each of the Earn Out Closing and the Additional Closing, shall be referred to herein as a “Closing”). The provisions of Section 3.2 shall apply to each Earn Out Closing, mutatis mutandis.

5.	Shareholder Representations. Nir acknowledges having read the representations and warranties applicable to Nir under Article 5 of the Agreement and hereby represents and warrants that the statements contained therein are complete and true with respect to Nir, and are hereby made as of the Supplement Effective Date and as of the Additional Closing Date, in each case as if fully set forth herein and modified as necessary to reflect the sale of the Additional Shares contemplated hereby.

6.	Cancellation of Put & Call Options and Nir’s Minority Rights (if any).

6.1.	Parties hereby agree and acknowledge that, effective as of the Additional Closing Date, the Call Option and the Put Option (each as defined in the Agreement) and all provisions of the Agreement relating thereto, including without limitation Section 2.7 of the Agreement (Buyer’s Call Option; Nir’s Put Option) and any related definitions, notices, procedures, conditions, and closing mechanics (collectively, the “Options Provisions”), are hereby irrevocably canceled, terminated, and shall be of no further force or effect. For the avoidance of doubt, from and after the Additional Closing Date neither Party shall have any right, obligation, or liability under the Options Provisions, and any Transfer restrictions therein that apply solely by virtue of the Options Provisions shall likewise terminate; provided that all other terms and provisions of the Agreement and this Supplement shall remain in full force and effect in accordance with their respective terms.

6.2.	In addition, Nir hereby irrevocably consents that as of the Additional Closing, and subject to the consummation thereof, the Buyer may at its sole discretion amend any and all governing documents of Holdco and/or the Company and that Nir shall not be entitled to rely on or have the benefit of any minority or any other rights, director appointment, veto rights and/or dividend policy or any other corporate right or benefit in respect of Holdco and/or the Company following the Additional Closing and that all such rights are hereby cancelled, extinguished and shall be of no further force and effect.

7.	Tax & Withholding. Notwithstanding anything to the contrary in this Supplement or the Agreement, the Parties agree as follows: (a) Each of the Paying Agent and/or Buyer (each, a “Payor”) shall be entitled to deduct and withhold (without duplication) from any consideration in cash or in Buyer Common Stock payable or otherwise deliverable to Nir pursuant to this Supplement (the “Payee”) such amounts as the applicable Payor reasonably determines in good faith are legally required to be deducted or withheld therefrom under any applicable tax law, including the Israeli Income Tax Ordinance (New Version) 1961 and any regulations promulgated thereunder (as amended). To the extent such amounts are deducted or withheld and timely remitted to the applicable Tax Authority, such amounts shall be treated for all purposes under this Supplement as having been paid to the Payee to whom such amounts would otherwise have been paid, and the applicable Payor shall timely furnish the Payee with documentation evidencing such withholding; (b) As a condition to the issuance and delivery of any portion of the Additional Consideration in Buyer Common Stock pursuant to this Supplement, including (i) the Additional Closing Stock Consideration and (ii) the Earn Out Payment, Nir in his capacity as the Payee hereby irrevocably instructs the Paying Agent to remit the cash proceeds from the sale of Additional Closing Stock Consideration to the applicable Tax Authority for any such Tax withholding payment, if required, and/or to be held in trust for the Payee and transferred to the Payee in compliance with the provisions of a valid Tax withholding certificate from the ITA, approved at the Buyer sole discretion, or ruling, if obtained by the Payee in accordance with the Agreement (as applied mutatis mutandis). For the avoidance of doubt, it is hereby clarified that a valid general certificate of exemption from withholding from payments for services and assets (‘Sherutim VeNechasim’) issued pursuant to the Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977 will not be deemed as a Valid Tax Withholding Certificate; provided that any excess proceeds remaining after satisfaction of all required withholding obligations shall be promptly released to the Payee and in no event later than 5 Business Days following such determination; (c) The instruction set forth in clause (b) above shall apply identically to each future issuance and delivery of Buyer Common Stock to the Payee pursuant to this Supplement, so that, upon each such future issuance and delivery of the Earn Out Payment, if any, the Paying Agent shall affect the sale described in clause (b) above in respect of the Buyer Common Stock issued and delivered on such date. If the Payee requests in writing the release of any of the Additional Shares held by the Paying Agent before the Paying Agent has sold sufficient shares to satisfy required withholding obligations, the Payee shall first pay (or cause to be paid) such withholding Taxes, and the Paying Agent may retain the requested Additional Shares until receipt of evidence reasonably satisfactory to it that such Taxes have been paid ; (d) Any commissions, fees, currency conversion costs or other expenses incurred in connection with any sale contemplated by this Section shall be borne by the Payee and may be deducted from amounts otherwise payable to the Payee. Notwithstanding anything to the contrary set forth in this Supplement, to the extent that the consideration payable or otherwise deliverable to the Payee is not reduced by such deductions or withholdings at maximum rate prescribed by any applicable Law, the Payee shall indemnify the Payor, as applicable for any Taxes directly imposed on the Payor by any Taxing Authorities together with any related losses solely to the extent such Tax and losses directly result from the lack of sufficient withholding from the said Payee.

8.	Buyer Common Stock. The provisions of Section 2.8 (Buyer Common Stock) of the Agreement and the Registration Rights Agreement, dated October 29, 2025, between the Buyer and holders set forth on Schedule A therein, are hereby incorporated by reference.

9.	Indemnity Limit Adjustment. For purposes of Article 9 of the Agreement (including, without limitation, the limitations on indemnification set forth in Section 9.2(a) thereof), the parties agree that the portion of the Additional Consideration (if, when and to the extent actually paid) shall be deemed to increase and be added to Nir's Pro Rata portion of the Aggregate Purchase Price, and Nir's indemnification obligations (including any applicable caps applied by reference to Nir's Pro Rata Portion of the Aggregate Purchase Price) shall be adjusted upwards accordingly.

10.	General.

10.1.	This Supplement is incorporated into and made a part of the Agreement as if it were set forth therein, and constitutes a Transaction Document thereunder. Subject to changes to the Agreement expressly contemplated by this Supplement, in the event of any conflict between the terms and conditions of this Supplement and the Agreement, this Supplement shall govern solely with respect to the subject matter hereof.

10.2.	Each of the Parties shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Supplement and the intentions of the parties as reflected thereby.

10.3.	This Supplement (together with all Appendices and Schedules hereto) constitutes the full and entire understanding and agreement between the Parties with regard to the subject matters hereof and thereof, and supersedes all prior agreements and understandings, both written and oral, with respect to such subject matters.

10.4.	All other terms and conditions of the Agreement and any of its Schedules, Exhibits, and Annexes not expressly amended herein shall remain unchanged and shall continue to apply to this Supplement and the transactions contemplated hereby in full force and effect.

10.5.	This Supplement may be executed in any number of counterparts, which may be faxed or electronic counterparts, each of which when so executed and delivered, shall be deemed to be an original, and all of which counterparts, taken together, shall constitute one and the same instrument.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have signed this Supplement as of the date first hereinabove set forth.

The Company:

/s/ Nir Cohen
4M Defense Ltd.
Name: Nir Cohen
Title:

Buyer:

/s/ Eric Brock
Ondas Inc.
Name: Eric Brock
Title: Chairman and CEO

Seller:

/s/ Nir Cohen
Nir Cohen

HoldCo:

/s/ Nir Cohen
Chirokka Holding Ltd.
Name: Nir Cohen

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